Exhibit 99.4
Execution Copy
Lock-up deed
Pyne Gould Corporation Limited (Vendor)
Agria (Singapore) Pte Ltd. (Purchaser)
20th Floor, Lumley Centre, 88 Shortland Street, Auckland 1010
TEL + 64 9 3539700 FAX + 64 9 3539701
www.minterellison.co.nz

Lock-Up Deed

Details	4

Agreed terms	5

1. Defined terms and interpretation	5
1.1 Defined terms	5
1.2 Interpretation	5

2. Offer	6
2.1 Offer	6
2.2 Variations to the Offer Document	6
2.3 Date of Offer	6
2.4 Termination	6
2.5 Adverse changes	7
2.6 Provisions relating to OIO Consent	7

3. Vendor’s obligations	7
3.1 Lock-up	7
3.2 Acceptance of offer	7
3.3 Limitation on number of shares to be purchased	7
3.4 Warranties	8

4. Compliance with law	8
4.1 No voting rights	8
4.2 No acquisition	8
4.3 SSH notices and other disclosure obligations	8

5. Confidentiality and publicity	8
5.1 Confidentiality	8
5.2 Publicity	9

6. Nominee	9
6.1 Nominee to take the Purchaser’s place	9

7. General	9
7.1 Entire agreement	9
7.2 Further action	9
7.3 Severability	9
7.4 Waiver	9
7.5 No agency	9
7.6 Counterparts	10
7.7 Notices:	10
7.8 Amendments	11
7.9 Governing law	11

Signing page	12

Schedule 1 — Draft offer document	13

Minter Ellison Rudd Watts |Ref: SYS 2076850	| page 2

Details

Date	23 December 2010

Parties

Name	Pyne Gould Corporation Limited
Short name	Vendor

Name	Agria (Singapore) Pte Ltd.
Short name	Purchaser
Background
A	The Vendor is the holder of or has control over 138,827,080 shares in PGG Wrightson Limited (Company). Under the terms of this deed the Vendor has agreed to sell the Shares into a takeover offer to be made by the Purchaser in compliance with the Takeovers Code.

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Agreed terms
1.	Defined terms and interpretation

1.1	Defined terms

In this document:

Business Day means a day other than a Saturday, Sunday or public holiday in Auckland, New Zealand;

Draft Offer Document means the document attached as Schedule 1;

Offer has the meaning in clause 2.1;

OIO means the Overseas Investment Office;

Shares means the 138,827,080 shares in the Company held or controlled by the Vendor;

Takeovers Code means the code recorded in the Takeovers Code Approval Order 2000; and

Restricted Period means the period from the date of this deed until the earlier of the date this deed is terminated in accordance with clause 2.4 and the date the Offer is accepted by the Vendor.

1.2	Interpretation

In this deed, unless the context otherwise requires:
(a)	Headings to clauses are for reference only and are not an aid to interpretation.

(b)	References to statutory provisions or subordinate legislation will be construed as references to those provisions as they may be amended or re-enacted or as their application is modified by other provisions from time to time provided that, as between the parties, no such amendment or re-enactment shall apply for the purposes of this deed to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.

(c)	References to currency are to New Zealand currency.

(d)	References to a party are to a party to this deed and include that party’s successors in title and permitted substitutes and assigns (and, where applicable, the party’s legal personal representatives).

(e)	All periods of time include the day on which the period commences and also the day on which the period ends.

(f)	Any date which is not a working day, upon or by which anything is due to be done, will be deemed to be a reference to the next working day.

(g)	References to clauses and schedules are to clauses of and schedules to this deed.

(h)	Derivatives of any defined word or term shall have a corresponding meaning.

(i)	The words “including”, “other” and “otherwise” and other similar words do not imply any limitation.

(j)	The plural includes the singular and vice versa.

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(k)	A reference to any document or agreement (including this deed) includes a reference to that document or agreement, together with any schedules or annexures, as amended, novated or replaced from time to time.
2.	Offer

2.1	Offer

Subject to clause 2.5, the Purchaser shall make a takeover offer for the acquisition of 38.3% of the shares in the Company (234,963,939 shares) not currently held by the Purchaser and which taken together with the shares in the Company that the Purchaser already owns will result in the Purchaser acquiring 50.01% of the shares in the Company, under rule 41 of the Takeovers Code at a price of not less than $0.60 per share and substantially on the terms and conditions set out in the Draft Offer Document, which shall comply with the Takeovers Code.

2.2	Variations to the Offer Document

The Vendor acknowledges that the Draft Offer Document is not in final form and may be amended by the Purchaser prior to the offer being made, provided that no such amendment materially and detrimentally affects the rights or obligations of the Vendor as set out in the Draft Offer Document which shall be deemed to include any materially adverse amendments to the terms of any of the conditions to the Draft Offer Document and the latest date that the Purchaser can declare the Offer unconditional, being 15 April 2011, set out in paragraphs 3.5 and 4.1 of the Draft Offer Document (unless the Vendor agrees to such amendments in writing) and for the avoidance of doubt no change can be made to reduce the Offer price.

2.3	Date of Offer

Subject to clause 2.5, the Purchaser shall:
(a)	Give a takeover notice in respect of the Offer to the Company in accordance with rule 41 of the Takeovers Code no later than the end of the fourth (4th) Business Day following the execution of this deed;

(b)	Make the Offer in accordance with rule 45 of the Takeovers Code within a further thirty (30) days of the giving of the notice referred to in sub-clause 2.3(a) above; and

(c)	Obtain OIO consent to the Offer (OIO Consent) by the 15th of April 2011 and will advise the Vendor as soon as it has obtained such consent.
2.4	Termination

If:
(a)	the Purchaser has not complied with its obligations under clause 2.3(a) or 2.3(b) by the dates stipulated in each sub-clause, or

(b)	the Offer is withdrawn in accordance with the Takeovers Code, or

(c)	the Purchaser has not obtained OIO Consent by the 15th of April 2011,

then either party may, by written notice to the other party, terminate this deed with effect from the time such notice is received or deemed to be received in accordance with clause 7.7. Upon such termination this deed will be of no further force or effect and, except in respect of a breach of this deed occurring before termination or as otherwise expressed or implied in this deed, no party will have any claim against any other party arising under or in connection with this deed.
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2.5	Adverse changes

If any of the events or circumstances described in clauses 3 and 4 of the Draft Offer Document occur:
(a)	between the date of execution of this deed and the date the Purchaser gives a takeover notice under clause 2.3(a), the Purchaser shall be under no obligation to give such notice; or

(b)	between the date of execution of this deed and the date the Purchaser makes an Offer under clause 2.1, the Purchaser shall be under no obligation to make that Offer.
If any of the circumstances in clauses 2.5(a) or 2.5(b) occurs, the Purchaser will give notice to the Vendor and on receipt of that notice by the Vendor either party may by written notice to the other party terminate this deed and the provisions of clause 2.4 will apply mutatis mutandi.

2.6	Provisions relating to OIO Consent

For the purposes of the Purchaser’s application for OIO Consent, the Vendor agrees to promptly provide the Purchaser’s advisers with all records and information which the Purchaser’s advisers may require, including the proposed use of the proceeds of sale, in respect of the Shares.

3.	Vendor’s obligations

3.1	Lock-up

The Vendor shall not during the Restricted Period:
(a)	sell, encumber, create any interest in respect of, or otherwise dispose of or agree to sell, encumber or otherwise dispose of any of the Shares (other than by accepting the Offer) in anyway whatsoever, directly or indirectly except any interest the Vendor is required to provide in accordance with the terms of the General Security Deed relating to all indebtedness of the Vendor to MARAC Finance Limited, dated 29 October 2009 between Pyne Gould Corporation Limited and MARAC Finance Limited (the General Security Deed); or

(b)	discuss with any party, take any action or instruct any body to discuss with any party or to take any action on its behalf, participate in, assist with, solicit, canvass, approach or accept an approach from a person, induce or help to induce or otherwise be directly or indirectly involved or interested in any capacity, in discussions or actions in connection with or related to, directly or indirectly, the Offer, its Shares or the contents of this deed. For clarity, the above will include, but not be limited to, interfering with the proposed Offer (including by taking any steps or omission to defeat the Offer) in any way otherwise than in accordance with the terms and conditions of this deed.
3.2	Acceptance of offer

The Vendor shall accept the Offer in respect of all of its Shares within three (3) Business Days of the Offer being dispatched in accordance with the Takeovers Code. The Vendor’s acceptance of the Offer will not be affected by any variation of the Offer made in accordance with the Takeovers Code but any variation in the consideration offered under the Offer will be made in accordance with and subject to the Takeovers Code.

3.3	Limitation on number of shares to be purchased

The Vendor acknowledges and agrees that the Offer is a “partial takeover offer”, made in accordance with rules 9 to 14 of the Takeovers Code. Therefore the total number of shares held or
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controlled by the Vendor which will be finally acquired by the Purchaser will depend on the other acceptances received by the Purchaser under its Offer. In consequence, despite the fact that the Vendor is obliged to tender all its Shares in the Offer in accordance with clause 3.2 above, the number of shares held or controlled by the Vendor that the Purchaser will finally purchase from the Vendor under the Offer may be less than all the Shares.

3.4	Warranties

The Vendor warrants that at the time of execution of this deed:
(a)	subject to the Vendor’s obligations under the General Security Deed , the Vendor is the sole legal and beneficial owner of the Shares and has full power, capacity and authority to sell the Shares; and

(b)	the Shares are fully paid and no money is owing in respect of them.
4.	Compliance with law

4.1	No voting rights

Nothing in this deed shall give the Purchaser control of, or result in the Purchaser holding, the voting rights attaching to the Shares and the Vendor may exercise or control the exercise of such rights at its discretion until the Shares are transferred under the Offer.

4.2	No acquisition

The Vendor acknowledges that by executing this deed it becomes an associate (as defined in the Takeovers Code) of the Purchaser and accordingly the Vendor agrees that it shall not acquire any further legal or beneficial interest in any shares in the Company, or enter into any agreement or arrangement affecting the voting rights in any such shares, or otherwise take any action that would be in breach of the Takeovers Code.

4.3	SSH notices and other disclosure obligations

If required under the Securities Markets Act 1988 or other local or international statute or regulation, the Purchaser (or any of its related parties) shall, promptly following the execution of this deed, file a substantial security holder notice in accordance with sections 23 and 24 of that Act or any other required disclosure. For clarity, the provisions in clause 5 shall not apply to disclosure or notices required in accordance with this clause.

5.	Confidentiality and publicity

5.1	Confidentiality

The parties shall not reveal any information concerning this deed or its subject matter to any third party other than:
(a)	as required by law or the rules of any applicable stock exchange. In such a case, the disclosing party shall to the extent practicable notify the other party before making any disclosure and shall take into account any reasonable comment or request of the other party for any such disclosure;

(b)	in good faith and in proper furtherance of the objects of this deed;

(c)	to its professional advisers, bankers, financial advisers, and financiers, if those persons undertake to keep the information disclosed confidential;
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(d)	to any of its employees to whom it is necessary to disclose the information if those employees undertake to keep the information confidential; or

(e)	information already in the public domain;
and in any such case, the disclosure of information shall be made on terms consistent with this deed, on a “need to know basis” and on terms consistent with any other written statements agreed in writing between the parties.

5.2	Publicity

Neither party shall issue any press release, announcement or statement of information concerning this deed or its subject matter without the prior written approval of the other party, except as otherwise contemplated by this deed or as required by law or the rules of any applicable stock exchange.

6.	Nominee

6.1	Nominee to take the Purchaser’s place

Notwithstanding any other provision in this deed, the Purchaser will be entitled to nominate a subsidiary to be the offeror under the Offer in which case such nominee will be considered to be the Purchaser (with all the rights and obligations of the Purchaser) under this deed. Notwithstanding such nomination, Agria (Singapore) Pte Ltd. will remain liable to the Vendor for all of the Purchaser’s obligations under this deed and any breach by the Purchaser of its obligations under this deed.

7.	General

7.1	Entire agreement

This deed constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter.

7.2	Further action

Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to this deed and the transactions contemplated by it.

7.3	Severability

A term or part of a term of this deed that is illegal or unenforceable may be severed from this deed and the remaining terms or part of a term of this deed continue in force.

7.4	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

7.5	No agency

Nothing contained in this deed is deemed to constitute any of the parties the agent or legal representative of any other party except as otherwise expressly provided in this deed. No party has authority to assume any obligation or liability on behalf of the other party.
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7.6	Counterparts

This deed can be signed in one or more counterparts (including facsimile copies), each of which is deemed to be an original but all of which together will constitute only one and the same deed.

7.7	Notices:
(a)	All notices, requests, demands and other communications shall be in writing and shall be deemed to have been duly given if delivered in person, posted or sent by facsimile or email to the party concerned at its physical address, email address or facsimile number as set out below or to such other address or number as it shall advise to the other party in writing.

(b)	A letter shall be deemed to have been given or sent the day after being deposited in the post.

(c)	A notice, request demand or other communication sent by:
(i)	delivered by hand, shall be deemed served when left at the address of the addressee;

(ii)	if sent by pre-paid post, three Business Days (if posted within New Zealand to an address in New Zealand) or five Business Days (if posted by airmail from one country to another) after the date of posting;

(iii)	sent by facsimile (provided the sending facsimile machine produces a print-out of the time, date and uninterrupted transmission of the message) shall be deemed served immediately upon completion of sending;

(iv)	sent by email, shall be deemed served on the date and time at which it enters the addressee’s information system unless a delivery failure notice has been received by the send, in which case the notice will be deemed not to have been served, provided that if a notice is received or deemed to be received on a on a day which is not a Business Day, or is received or deemed to be received after 5.00pm on a Business Day, in the place where the addressee is based, that notice will be deemed to have been received by the recipient at 9.00am on the next Business Day.

Vendor:	Pyne Gould Corporation Limited

PGC Building 233 Cambridge Terrace

Christchurch

Attention: Jeff Greenslade/Michael Jonas

Email: jeff.greensIade@pgc.co.nz/ michael.jonas@pgc.co.nz

Facsimile: +64 9 520 3709

Copy to:	Bell Gully

Level 22, 48 Shortland Street

Auckland

Attention: Anna Buchly

Email: anna.buchly@beIlgully.com

Facsimile: +64 9 916 8801
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Purchaser:	Agria (Singapore) Pte Ltd.

21/F Tower B, Ping An International Financial Centre, 1-3 Xinyuan South
Road, Chaoyang District, Beijing, 100027

Attention: John Layburn

Email: john.layburn@agriacorp.com

Facsimile: +64 9 353 9701 (attention Cathy Quinn)

Copy to:	Minter Ellison Rudd Watts

Level 20, 88 Shortland Street

Auckland

Attention: Cathy Quinn/Silvana Schenone

Email: cathy.quinn@minterellison.co.nz

silvana.schenone@minterellison.co.nz

Facsimile: +64 9 353 9701
7.8	Amendments

This deed may be altered only in writing signed by each party.

7.9	Governing law

This deed shall be governed by New Zealand law and the parties submit to the jurisdiction of the New Zealand Courts.
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Signing page
EXECUTED as a deed

PYNE GOULD CORPORATION LIMITED by:
/s/

Signature of director

/s/ Signature of witness	J K Greenslade Name of director

Martin Dilly Name of witness

Solicitor Occupation of witness

Auckland City/town of residence

AGRIA (SINGAPORE) PTE LTD. by:

/s/ Signature of director

/s/ Signature of witness	XIE TAO Name of director

John Layburn Name of witness

Chief Strategy & Compliance Officer Occupation of witness

Beijing City/town of residence

Minter Ellison Rudd Watts |Ref: SYS 2076850	| page 12

Schedule 1 — Draft offer document

Minter Ellison Rudd Watts |Ref: SYS 2076850	| page 13

PARTIAL TAKEOVER OFFER BY
Agria (Singapore) Pte Ltd.
to purchase an additional 38.3% of the shares in
PGG Wrightson Limited not currently held by Agria (Singapore) Pte Ltd.
at NZ$0.60 per share

made pursuant to the Takeovers Code
To accept this Offer see page 2
IMPORTANT
IF YOU ARE IN DOUBT AS TO ANY ASPECT OF THIS OFFER, YOU SHOULD CONSULT YOUR FINANCIAL OR LEGAL ADVISOR.
IF YOU HAVE SOLD ALL YOUR SHARES IN PGG WRIGHTSON LIMITED TO WHICH THIS OFFER APPLIES, YOU SHOULD IMMEDIATELY HAND THIS OFFER DOCUMENT AND THE ACCOMPANYING ACCEPTANCE FORM TO THE PURCHASER, OR THE AGENT (EG THE BROKER) THROUGH WHOM THE SALE WAS MADE, TO BE PASSED TO THE PURCHASER.
PGG WRIGHTSON LIMITED’S TARGET COMPANY STATEMENT, TOGETHER WITH AN INDEPENDENT ADVISER’S REPORT ON THE MERITS OF THIS OFFER EITHER ACCOMPANIES THIS OFFER OR WILL BE SENT TO YOU [WITHIN 14 DAYS] AND SHOULD BE READ IN CONJUNCTION WITH THIS OFFER.
THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE
ATTENTION
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SUMMARY OF OFFER
On 23 December 2010 Agria (Singapore) Pte Ltd. (Agria) announced that it would make a partial takeover offer for an additional 38.3% of the shares in PGG Wrightson Limited (PGW) that it does not already hold, which if successful, will bring Agria’s total shareholding in PGW (once the offer is declared unconditional and the relevant shares are transferred) to 50.01%. The key terms of the offer are:
➢	Consideration of NZ$0.60 per share in PGW.

➢	Offer closes 5 p.m. on [15 April 2011] (unless extended).

➢	The offer is conditional. The conditions of the Offer are set out on paragraphs 0 and 4 of this document.
HOW TO ACCEPT THIS OFFER
To accept the offer by Agria, you should complete the Acceptance Form enclosed with this document, in accordance with the instructions set out on the Acceptance Form, as soon as possible. Then deliver, mail or fax the Acceptance Form to:
[Computershare Investor Services Limited
Re: [Agria (Singapore) Pte Ltd.]
Private Bag 92119
Auckland 1142
159 Hurstmere Road, Takapuna, North Shore City 0622
Facsimile: +64 9 488 8787]
You may accept the offer in respect of all or any of your shares. If you have sold all or some of your shares, please refer to the instructions on page [17] of this document.
Acceptances must be received by Agria by 5pm on [15 April 2011].
Payments will be made within 7 days of the later of the offer becoming unconditional or the Closing Date.
IMPORTANT
➢	ACCEPTANCES MUST BE RECEIVED BY 5 P.M. ON [15 April 2011].

➢	IF YOU HAVE LOST YOUR PERSONALISED ACCEPTANCE FORM, OR IF YOU HAVE ANY OTHER QUESTIONS ON HOW TO ACCEPT THIS OFFER, PLEASE CONTACT [COMPUTERSHARE INVESTOR SERVICES LIMITED ON +64 9 488 8777, OR enquiry@computershare.co.nz, RE: [Agria (Singapore) Pte Ltd.].
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TERMS AND CONDITIONS OF PARTIAL TAKEOVER OFFER
BY AGRIA (SINGAPORE) PTE LTD. TO PURCHASE
AN ADDITIONAL 38.3% OF THE SHARES IN PGG WRIGHTSON LIMITED
NOT ALREADY HELD BY AGRIA (SINGAPORE) PTE LTD.
Dear Shareholder,
Agria (Singapore) Pte Ltd. (Agria) hereby offers to acquire, on the terms and conditions set out in this document (the Offer), an additional 38.3% (the Specified Percentage) of the issued fully paid ordinary shares in PGG Wrightson Limited (PGW) not currently held by Agria, and which would (once the Offer is declared unconditional and the relevant shares are transferred) bring Agria’s total shareholding in PGW to 50.01%. All the shares in PGW are referred to in this Offer as the Shares and each of them is referred to as a Share.
This Offer is a partial offer for the Shares. As Agria holds 144,104,680 Shares, the Offer is for the Specified Percentage of the Shares, which are not already held by Agria at the date of this Offer. In accordance with the Takeovers Code, each holder of Shares is entitled to sell to Agria pursuant to the Offer, the Specified Percentage of the Shares they hold (Entitlement).
Agria Corporation (the parent company of Agria), Agria and New Hope Group have entered into a Subscription Agreement whereunder Agria Corporation and New Hope Group jointly and severally covenant to subscribe for shares in Agria, either directly or indirectly through another company in the Agria group, and provide other funding support as agreed with Agria, to ensure that Agria is put in funds to enable it to meet its obligations under the Takeover Offer. Accordingly, if the Offer becomes unconditional, Agria Corporation and New Hope Group will be the shareholders, directly or indirectly, of Agria prior to payment by Agria of any consideration payable for the Shares of acceptors under the Offer.
To the extent holders of Shares do not accept the Offer for their full Entitlement, Agria is entitled to accept acceptances from holders of Shares who wish to sell more Shares than their Entitlement. Over-acceptances of this Offer will be dealt with as set out in paragraph 2 below.
This Offer is made subject to the following terms and conditions.
1	Consideration

1.1	The consideration offered for each Share is NZ$0.60 cash, subject to paragraphs 6.2 and 6.3.

1.2	The consideration for the Offer will be paid to shareholders whose Shares are taken up under the Offer (Acceptors) and will be sent to such Acceptors not later than 7 days after the later of:

(a)	the date this Offer becomes unconditional; or

(b)	the Closing Date,
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but in any event not later than [22 April 2011], being the date not later than 7 days after the last date on which the Offer can become unconditional.

1.3	If the consideration for the Offer is not paid within the period specified in paragraph 1.2 to any shareholder whose Shares are taken up under the Offer, that shareholder may withdraw acceptance of the Offer by notice in writing to Agria, but only after the expiration of 7 days’ written notice to Agria of that shareholder’s intention to do so. This right to withdraw acceptance of the Offer will not apply if the shareholder receives the consideration during the 7 day period referred to in this paragraph.

2	How to Accept this Offer
If you wish to accept this Offer, you only need to:
2.1	Complete the enclosed Acceptance Form in accordance with the instructions set out in the Acceptance Form; and

2.2	Return the completed Acceptance Form in the enclosed reply paid envelope AS SOON AS POSSIBLE, but in any event so as to be received by Agria not later than 5 pm on [15 April 2011] (being a period of at least [84] days from the date of this Offer), or such later closing date(s) as Agria may decide in accordance with the Takeovers Code (Closing Date). Acceptances posted (and bearing a postage stamp) before 5 p.m. on the Closing Date, but received after that date, may be accepted by Agria.

2.3	If the reply paid envelope has been mislaid, please deliver, mail or fax your Acceptance Form to:

[Computershare Investor Services Limited Re: [Agria (Singapore) Pte Ltd.] Private Bag 92119 Auckland 1142 159 Hurstmere Road, Takapuna, North Shore City 0622 Facsimile: +64 9 488 8787]

2.4	You may accept this Offer in respect of all or any shares you hold in PGW, whether you have acquired them before or after the date of this Offer, upon production of satisfactory evidence of your entitlement to those Shares.

2.5	Subject to clause 2.6 below, Agria will take up from each Acceptor of this Offer the lesser of:

(a)	the number of the Acceptor’s Shares that represents the Specified Percentage of the Shares held by that Acceptor; or

(b)	the number of Shares in respect of which the Acceptor has accepted the Offer.
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2.6	If:

(a)	the number of Shares that Agria takes up in accordance with paragraph 2.5 is less than the number of Shares sought by Agria under this Offer; and

(b)	Agria has received acceptances of the Offer from certain Acceptors (each a Surplus Acceptor) for more than the Specified Percentage of the Shares held by that Acceptor (those Shares in excess being Surplus Shares), then:
(i)	Agria will take up from each Surplus Acceptor the balance of the Shares required by Agria pursuant to this Offer to acquire the Specified Percentage of Shares not held by Agria as at the date of the Offer (Remaining Required Shares), with the proportion of Surplus Shares to be acquired from each Surplus Acceptor being equal to the proportion that the Remaining Required Shares bears to the total of all the Surplus Shares.
2.7	As a result of the application of clauses 2.5 and 2.6, Agria may purchase less than the number of shares specified by an Acceptor in its Acceptance Form.

2.8	Without limiting paragraph 2.10 or 7.2, the number of Shares that may be disposed of by an Acceptor under this Offer will be determined by reference to the number of Shares held by the Acceptor at the Closing Date, as recorded in the securities register of PGW. This applies notwithstanding the Entitlement set out in the Acceptance and Transfer Form.

2.9	Agria may, in its discretion, treat any Acceptance Form as valid notwithstanding that it does not comply with this paragraph, and may, in its discretion, rectify any errors in, or omissions from, any Form, including inserting or completing details of the Shares held by the Acceptor and filling in any blanks. Agria will determine, in its sole discretion, all questions relating to documents, including the validity, eligibility, time of receipt and effectiveness of an acceptance of the Offer. The determination of Agria will be final and binding on all parties.

2.10	Acceptance of this Offer by each Acceptor constitutes a contract between that Acceptor and Agria on the terms and subject to the conditions of this Offer. Other than in the circumstances set out in paragraph 1.3 above, acceptances of the Offer are irrevocable and you may not withdraw your acceptance during the time the Offer is open for acceptance, whether or not there has been any permissible variation of the Offer in accordance with the Takeovers Code.

If you need assistance with respect to completing your Acceptance Form please contact [Computershare Investor Services Limited, Re: [Agria (Singapore) Pte Ltd.] on:
Telephone: +64 9 488 8777,
Mail: Private Bag 92119, Auckland 1142, or
Email: enquiry@computershare.co.nz]

3	Terms and Conditions of Offer

3.1	This Offer, and any contract arising from it, is conditional upon Agria receiving, on or prior to the Closing Date, acceptances of this Offer relating to Shares that, on registration of the transfer of the Shares to Agria, and when taken together with the Shares already held by Agria, would (once the Offer is declared unconditional and the Shares transferred) confer on Agria 50.01% of the voting rights in PGW.

3.2	The condition set out in paragraph 3.1 is a condition subsequent, and acceptance of the Offer by each Shareholder shall constitute a contract between that Shareholder and Agria subject to that condition. The Offer will only proceed if the condition in paragraph 3.1 is satisfied.

3.3	If the Offer period is extended and the Offer has not been declared unconditional, Agria will specify in the variation notice a new date by which the Offer must be declared unconditional.

3.4	If this Offer does not become unconditional, the Offer will lapse, Acceptance Forms received by Agria will be destroyed and every party will be released from their obligations under this Offer (and the Acceptance Form) and the contract arising from their acceptance of it.

3.5	The latest date on which Agria can declare this Offer to have become unconditional is 15 April 2011. This date will not be extended. If this Offer is not declared unconditional, the Offer will lapse.

3.6	The Shares and all other securities of the nature referred to in paragraph 7 “Change of Circumstances” (if applicable) are to be acquired free from all liens, charges, mortgages, encumbrances and other interests and claims of any kind whatsoever, but together with all rights, benefits and entitlements attaching to them at the date of this Offer or which arise subsequently, including the right to all dividends and other distributions.

3.7	Agria may vary this Offer in accordance with the Takeovers Code.

3.8	By accepting this Offer, each Acceptor represents and warrants to Agria that:
(a)	it is the sole legal and beneficial owner of the Shares in respect of which it has accepted this Offer, or is the legal owner and has the necessary power, capacity and authority to accept this Offer in respect of such Shares;

(b)	it has full power, capacity and authority to sell and transfer all such Shares; and

(c)	legal and beneficial title to all such Shares will pass to Agria in accordance with paragraph 3.6.
3.9	Each Acceptor:
(a)	will not, and will not attempt to, sell, transfer or dispose of (or agree to do any of those things), any or all of the Shares in respect of
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which the Acceptor has accepted this Offer (other than the acceptance of the Offer itself);

(b)	is deemed to have irrevocably authorised Agria to instruct PGW and its share registrar to refuse, during the Offer period, to register any transfer of any or all Shares in respect of which the Acceptor has accepted this Offer, except for the transfers in accordance with this Offer; and

(c)	will pay to Agria on demand, any cost or expense incurred, or loss or damage suffered, by Agria in connection with, or as a result of, that Acceptor’s failure to comply with paragraph 3.9(a).
4	Further Conditions

4.1	This Offer and any contract arising from acceptance of it is conditional on Agria obtaining all necessary regulatory consents and clearances (if any), including any consent required under the Overseas Investment Act 2005 to settle the Offer and acquire more than 19.9% of the shares in PGW, by 15 April 2011.

4.2	This Offer and any contract arising from acceptance of it is also subject to the conditions that during the period from the date on which this Offer was announced until the last date by which the Offer must be declared unconditional by Agria (or the date on which the Offer is declared unconditional, if earlier):
(a)	no dividends, bonuses or other payments or distributions of any nature (including without limitation, any share buybacks) have been or will be declared, paid or made upon or in respect of any of the Shares;

(b)	no further shares, convertible securities or any voting securities of any description (including options, rights or interests in any securities) of PGW or any of its subsidiaries (the Group) have been or will be issued or agreed to be issued or made the subject or any option or right to subscribe (whether by way of bonus issue or otherwise) and there have been no, and will be no, alteration of rights, privileges and restrictions attaching to the shares of any member of the Group;

(c)	no Share in PGW has been or will be subdivided, consolidated or acquired by PGW;

(d)	no Shares in PGW or any shares or other securities in any of its subsidiaries have been or will be made the subject of any option, or right, to subscribe for the issue of securities in PGW or that subsidiary;

(e)	no alteration to the constitution of any member of the Group has been or will be made other than amendments of a formal or technical (but not substantive) nature;

(f)	the business of each member of the Group is carried on in the ordinary and normal course, including without limitation:
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a.	none of the assets of the Group (taken separately or together) being disposed of, or made the subject to any option or contract to sell, for an amount in excess of $250,000 except in the ordinary course of business or with the approval, or conditional on the approval, of PGW’s shareholders;

b.	no member of the Group (separately or together) entering into or contracting to enter into, or completing any acquisition of any investment, company or asset, or undertaking any capital expenditure or divestment for an amount in excess of $500,000 (in aggregate) that, as at the date on which this Offer was announced, had not been approved by the board of directors of PGW or committed to by the relevant member of the Group or approved by, or conditional on the approval of, the shareholders of PGW, otherwise than in the ordinary course of business;

c.	no resolution being passed for any merger, amalgamation, share buyback or scheme of arrangement including any member of the Group, and no member being involved in any proposal relating to any merger, amalgamation, share buyback or scheme of arrangement (or announcing any intention to do so);

d.	no unusual or abnormal payments, commitments or liabilities (including contingent liabilities) which are material or could be material to the Group, taken as a whole, are made or incurred (or agreed to be made or incurred) by any of those entities and no member of the Group makes any unusual payment of income tax;

e.	no member of the Group varies or waives any material rights or powers under any material contract to which it is a party;

f.	no changes to the composition or functions of the board of directors of any member of the Group;

g.	no member of the Group disposes of, purchases, transfer, leases, charges, mortgages, grants a lien or other encumbrance over, grants an option or legal or equitable interest in respect of, or otherwise deals with a legal or equitable interest in a material asset, business, operation, property or subsidiary (or agrees to or reaches an understanding, including agreeing to materially vary any agreement, do any of these things or makes an announcement in respect of any of them) that is material to the Group taken as a whole, other than in the ordinary course of business or with the approval, or conditional upon the approval, of the shareholders of PGW; and

h.	no onerous, long term or material contracts, commitments, agreements or arrangements that are material to the Group taken as a whole (either individually or in aggregate), or major transactions (as defined in section 129 (2) of the Companies Act 1993), are entered into, terminated or materially varied, by any member of the Group (or an agreement or understanding to these purposes is reached), except with the approval of, or conditional upon the approval of, PGW’s shareholders;
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(g)	no liquidator, receiver, manager, receiver and manager, statutory manager or similar officer being appointed in relation to any member of the Group or is appointed in relation to any of their respective assets (or any part thereof) and no proceedings or steps (including the calling of a meeting to consider the passing of a resolution to appoint a liquidator) for the liquidation or administration of any member of the Group being commenced;

(h)	no action, claim, litigation or other form of proceedings that are or could be material to the Group (taken as a whole) are notified or commenced against, or by, any member of the Group;

(i)	no change to the remuneration or to any terms of employment or engagement of any director, officer, employee, contractor or consultant of any member of the Group is made other than in accordance with established policies or in the ordinary course of business and consistent with past practices, and there is no agreement to make any of those changes;

(j)	no changes are made to the senior management team or their respective arrangements with the Group, except with the prior approval of the majority of PGW’s board;

(k)	the NZX 50 Index (Gross) not having closed below 3000.4 for a period of three consecutive NZX trading days or more since the date on which this Offer was announced;

(l)	there not having occurred any events, conditions or circumstances of the nature referred to above which in aggregate with other events mean that the overall impact of such aggregated events taken as a whole is material to the Group;

(m)	there not having occurred any event materially adverse to the business, financial or trading position, assets or liabilities, profitability or prospects of the Group, taken as a whole, including any material deterioration in the debt situation of financial forecast of any member of the Group;

(n)	the board of any member of the Group not having approved any of the above;

(o)	no person exercising any rights under any provision or agreement or other instrument to which any member of the Group is a party, or by or to which any member of the Group or any of their assets is bound or subject, which results to an extent which is material in the context of the Group taken as a whole, in:
(i)	any moneys borrowed by any member of the Group becoming payable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument; or
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(ii)	any such agreement or other such instrument being terminated or modified.
(p)	Agria and/or any of its shareholders or financiers, as the case may be, obtaining on an unconditional basis all necessary approvals and consents from the Chinese regulatory authorities to complete the Offer and such approvals and consents remaining in full force and effect in all respects and not being subject to any notice, intimation or indication of intention to revoke, suspend, restraint, modify or review the same.
4.3	The conditions in paragraph 4.2 above are for the benefit of Agria and may be waived in whole or in part by Agria at its absolute discretion, to the extent permitted by the Takeovers Code. Any waiver or consent given by Agria in respect of any matter or thing shall apply only in accordance with its terms and shall not constitute a consent or waiver in respect of any similar matter or thing.

4.4	All of the conditions set out above are conditions subsequent, and acceptance of this Offer by an Acceptor shall constitute a contract by that Acceptor with Agria subject to those conditions.

5	Notices

5.1	Notice to PGW, the Takeovers Panel and the New Zealand Stock Exchange:
(a)	declaring this Offer unconditional; or

(b)	advising that this Offer is withdrawn in accordance with the Takeovers Code or has lapsed in accordance with its terms, in each case, will be deemed to be notice to all offerees.

5.2	Notice of any variation of the Offer will be sent to each offeree, PGW, the Takeovers Panel and the New Zealand Stock Exchange in accordance with the Takeovers Code.

6	Method of Settlement

6.1	Agria will not acknowledge receipt of your acceptance of this Offer.

6.2	If:
(a)	this Offer is declared unconditional; and

(b)	the Acceptance Form is in order and including all the necessary information, then a cheque for the amount to which you will be entitled under this Offer will be posted or if elected by you on your Acceptance Form, the amount will be paid by electronic transfer to the bank account in New Zealand set out or nominated on that Form, by the date specified in paragraph 1.2.

6.3	Agria’s obligations under this paragraph will be subject to registration of the transfer of the Shares to Agria. Agria will present the Acceptance
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Forms to PGW for registration within 24 hours following this Offer being declared unconditional.

7	Change of Circumstances

7.1	If, on or after 23 December 2010 PGW declares or pays a dividend or makes any other distribution, unless paragraph 4.2(a) is waived by Agria, Acceptors of this Offer will be bound to pay to Agria an amount equivalent to such dividend or the value of such other distribution or, at the option of Agria, the cash consideration which would otherwise have been paid to such Acceptors shall be reduced by an amount equivalent to such dividend or the value of such other distribution.

7.2	If, on or after 23 December 2010, PGW authorises, declares or makes any issue of shares or debentures or convertible notes or voting securities or grants any other rights or interests in its shares to its shareholders by way of capitalisation of any part of its profits or reserves, unless paragraph 4.2(b) is waived by Agria, Acceptors of this Offer will be bound to transfer such shares or debentures or convertible notes or other rights and interests to Agria, without any additional consideration.

7.3	If all or any of the Shares of PGW are consolidated, subdivided or acquired by PGW on or after 23 December 2010 then this Offer will be interpreted to take into account such consolidation, subdivision or acquisition and will be deemed to be for the shares/securities resulting from such consolidation, subdivision or acquisition and the consideration per Share provided for under paragraph 1.1 will be increased or reduced, as the case may require, in proportion to such consolidation, subdivision or acquisition, and Acceptors will be bound to transfer such consolidated, subdivided or acquired shares to Agria on the basis of the consideration so increased or reduced.

7.4	If PGW makes any issue of shares to any person on or after the date of this Offer other than by way of capitalisation of any part of its profits or its reserves, then this Offer will be deemed to extend to and include such shares and the consideration payable for them will be as provided in paragraph 1.1 above.

7.5	If this Offer is declared unconditional, then for a period of 12 months commencing on the date on which this Offer was announced, neither Agria nor any related company of Agria will make any further takeover offer under the Takeovers Code to acquire Shares at a price per Share that is higher than the consideration per Share to be paid under this Offer.

8	Further Information

Further information relating to Agria, as required by Schedule 1 to the Takeovers Code, is set out in the Appendix, and forms part of this Offer.
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9	Interpretation
In this document:
9.1	Any reference to the Takeovers Code means the takeovers code recorded in the Takeovers Code Approval Order 2000 (SR 2000/210);

9.2	Except if expressly defined in this document, or where the context requires otherwise, terms defined in the Takeovers Code shall have the same meaning in this document;

9.3	In the event of any inconsistency between this Offer and the requirements of the Takeovers Code, or the Takeovers Act 1993, or any applicable exemption granted by the Takeovers Panel under section 45 of the Takeovers Act 1993, the Takeovers Code, the Takeovers Act 1993 or exemption (as the case may be), shall prevail;

9.4	This Offer may be varied by Agria in accordance with rule 27 of the Takeovers Code;

9.5	The provisions set out in the Acceptance Form are also part of the terms of this Offer;

9.6	Headings are for convenience only and do not affect the interpretation of this document or any Acceptance Form;

9.7	The singular includes the plural and vice versa; and

9.8	References to any statutory provision are to statutory provisions in force in New Zealand and include any statutory provision which amends or replaces it, and any by-law, regulation, order, statutory instrument, determination or subordinate legislation made under it.

9.9	All sums of money referred to in this Offer are in New Zealand currency;

9.10	Any reference to time in this Offer is to New Zealand time;

9.11	This Offer and any contract arising from it shall be governed by and construed in accordance with the laws of New Zealand, and the parties to any such contract submit to the non-exclusive jurisdiction of the Courts of New Zealand.
This Offer is dated at Auckland this [21st] day of [January] 2011

Xie Tao
Sole director (fulfilling also the roles of chief
executive officer and chief financial officer) of
Agria (Singapore) Pte Ltd.

APPENDIX: INFORMATION REQUIRED TO BE SPECIFIED IN TAKEOVER NOTICE BY SCHEDULE 1 TO THE TAKEOVERS CODE
1	Date The Offer is dated [21st day of January] 2011.]

2	Offeror and its Directors Agria (Singapore) Pte Ltd. (Agria) 80 Raffles Place, 16-20 UOB Plaza 2, Singapore 048624.

Sole Director of Agria (Singapore) Pte Ltd.: Xie Tao

3	Target Company PGG Wrightson Limited (PGW).

4	Advice Statement The advice statement required under this paragraph is set out on the cover page of the offer document.

5	Offer Terms The terms and conditions of the Offer are set out in paragraphs 1 to 4 of the offer document.

6	Ownership of Equity Securities of Target Company

6.1	The table below sets out the number, designation and percentage of equity securities of any class of PGW held or controlled by:
(a)	Agria as the offeror; and

(b)	any related company of Agria; and

(c)	any person acting jointly or in concert with Agria; and

(d)	any director of any persons described in paragraphs (a) to (c) above; and

(e)	any other person holding or controlling more than 5% of the class, if within the knowledge of Agria;
to the knowledge of Agria after making enquiries, as of the date of printing this document.
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		Type of Equity	Number of shares	Percentage
Name	Description	Securities	held or controlled	of shares
Agria (Singapore) Pte Ltd.	Shares held by Agria as the Offeror	Ordinary Shares	144,104,680	19.01%

Pyne Gould Corporation Limited	Person holding or controlling more than 5%	Ordinary Shares	138,827,080	18.32%

HSBC Nominees (New Zealand) Limited	Person holding or controlling more than 5%	Ordinary Shares	38,612,794	5.09%
Notes:

1)	The details shown above have been obtained from publicly available sources, being the only such information within the knowledge of Agria.

2)	The information in the table above and in the table in clause 7 below is based on information known at the time of printing.
6.2	Apart from the persons named in the table above, none of the other persons referred to in paragraph 6 of this Appendix hold or control equity securities in PGW, within the knowledge of Agria, having made due enquiry.

7	Trading in Target Company Equity Securities

No equity securities of PGW have been acquired or disposed of by any of the persons described in subparagraphs (a) to (d) of paragraph 6 of this Appendix or any of the persons identified in the table in paragraph 6 of this Appendix to the knowledge of Agria during the 6 month period before the date of this Offer.

8	No Agreements to Accept Offer

8.1	Pyne Gould Corporation Limited (PGC) has entered into a pre-bid agreement with Agria in respect of the Offer, in respect of 138,827,080 shares in PGW (18.32%).

8.2	Under that agreement, PGC has undertaken to irrevocably accept the Offer within 3 business days of the Offer being despatched in accordance with the Takeovers Code and it is otherwise restricted from selling, encumbering or otherwise disposing of the shares held by it. The pre-bid agreement is conditional on:
(a)	Agria providing a takeover notice in respect of the Offer no later than the end of 31st of December 2010;

(b)	Agria despatching the Offer document within 30 days of the takeover notice referred to in (a) above; and

(c)	Agria obtaining Overseas Investment Office’s consent to the Offer by 15 April 2011.
8.3	The terms of the pre-bid agreement expressly provide that PGC is able to exercise and control the exercise of all voting rights relating to shares in PGW held or controlled by it in whaterver manner it sees fit up until the time that such shares are transferred under this Offer.
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9	Arrangements to Pay Consideration

9.1	Agria confirms that resources will be available to it sufficient to meet the consideration to be provided on full acceptance of the Offer and to pay any debts incurred in connection with the Offer (including debts arising under rule 49 of the Takeovers Code).

9.2	A statement setting out the rights of each offeree under rule 34 of the Takeovers Code, to withdraw its acceptance for non-payment by Agria of the consideration, is set out in paragraph 1.3 of the Offer document.

10	Arrangements Between Agria and PGW

10.1	In accordance with the terms of a subscription agreement entered into between PGW and Agria Corporation on 16 October 2009, PGW’s board granted its consent to Agria Corporation transferring the legal and beneficial ownership of a portion of the shares in Agria and/or in Agria Asia Investments Limited to New Hope Group Co., Ltd. or a subsidiary of it, before the date of this Offer being announced.

10.2	No other agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Agria or any associates of Agria, and PGW or any related company of PGW, in connection with, in anticipation of, or in response to, the Offer.

11	No Arrangements Between Agria, and Directors and Officers of PGW

No agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Agria or any associates of Agria, and any of the directors or senior officers of PGW or of any related company of PGW (including any payment or other benefit proposed to be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office) in connection with, in anticipation of, or in response to, the Offer. Lai Guanglin and Xie Tao are directors of PGW and are also directors and/or employees of Agria or related companies of Agria.

12	No Financial Assistance

No agreement or arrangement has been made, or is proposed to be made, under which PGW or any related company of PGW will give (directly or indirectly) financial assistance for the purpose of, or in connection with, the Offer.

13	Likelihood of Changes in PGW

13.1	If the Offer is successful, Agria will seek appropriate board representation on the PGW board including representatives of Agria Corporation and New Hope. Agria will participate in decisions relating to PGW and its strategy with a view to improving operations and profitability in PGW as soon as possible.

13.2	The changes likely to be made by Agria in respect of the business activities of PGW and its subsidiaries will involve a particular focus on PGW’s core AgriServices and AgriTech businesses. In that regard, Agria is in principle supportive of the divestment of PGG Wrightson Finance Limited’s finance book following an appropriate sales process and subject to any shareholders’ and other approvals that may be required by law.
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14	No Pre-emption Clauses in Target Company’s Constitution

There is no restriction on the right to transfer equity securities to which the Offer relates contained in the constitution of PGW as of the date of this Offer, which has the effect of requiring the holders of the securities to offer the securities for purchase to PGW or to any other person before transferring the securities.

15	No Escalation Clause

There is no agreement or arrangement (whether legally enforceable or not) under which any existing holder of equity securities in PGW will or may receive in relation to, or as a consequence of, the Offer any additional consideration or other benefit over and above the consideration set out in the Offer, or any prior holder of equity securities in PGW will or may receive any consideration or other benefit as a consequence of the Offer.

16	No Independent Adviser’s Report in relation to other classes

An independent adviser’s report is not required under rule 22 of the Takeovers Code (which requires an independent adviser to report on fairness between different classes of securities, whether voting or non-voting) because PGW does not have any non-voting equity securities or more than 1 class of voting securities on issue at the date of this document.

17	Certificate

To the best of my knowledge and belief, after making proper inquiry, the information contained in or accompanying the takeover notice is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by Agria under the Takeovers Code.

Signed by the person named below.

Xie Tao
Sole director (fulfilling also the roles of chief executive officer and chief financial officer) of Agria (Singapore) Pte Ltd.
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PLEASE NOTE
IF YOU HAVE SOLD ALL YOUR PGG WRIGHTSON LIMITED SHARES
Please send this Offer and all enclosures (including the Acceptance Form) immediately to the new PGG Wrightson Limited shareholder or the broker through whom you made the sale requesting that they be forwarded to the new PGG Wrightson Limited shareholder.
IF YOU HAVE SOLD SOME OF YOUR PGG WRIGHTSON LIMITED SHARES
Please alter the total holding on the Acceptance Form to the number of Shares which you have retained and forward the amended Acceptance Form in the reply paid envelope supplied, to:
[Computershare Investor Services Limited
Re: [Agria (Singapore) Pte Ltd.]
Private Bag 92119
Auckland 1142
159 Hurstmere Road, Takapuna, North Shore City 0622
Facsimile: +64 9 488 8787]
Upon receipt of the amended Acceptance Form, Agria will recalculate the amount of cash comprising your consideration to reflect the number of Shares sold by you.
Please also request the broker through whom you made the sale to advise the purchaser or purchasers of your Shares of this Offer and that copies of it are available from the above address, and advise PGW and Agria of the number of Shares sold and the broker concerned (if any).
IF YOU WANT TO ACCEPT THE OFFER FOR ONLY PART OF YOUR SHARES IN PGG WRIGHTSON LIMITED
Please alter the total holding on the Acceptance Form to the number of Shares which you wish to sell and forward the amended Acceptance Form in the reply paid envelope supplied, to:
[Computershare Investor Services Limited
Re: [Agria (Singapore) Pte Ltd.]
Private Bag 92119
Auckland 1142
159 Hurstmere Road, Takapuna, North Shore City 0622
Facsimile: +64 9 488 8787]
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ACCEPTANCE FORM AGRIA (SINGAPORE) PTE LTD.’S PARTIAL TAKEOVER OFFER FOR 234,963,939 SHARES IN PGG WRIGHTSON LIMITED NUMBER OF SHARES HELD IN PGG WRIGHTSON LIMITED Shareholder/Transferor (the Transferor) SHAREHOLDER NUMBER/CSN TOTAL CONSIDERATION (assuming that all the shares purchased at NZ$0.xx per share Number of shares in PGG Wrightson Limited you wish to sell (Please tick ONE box) a) I accept in respect of all of my shares in PGG Wrightson Limited. b) I accept in respect of shares in PGG Wrightson Limited (insert Note: If you do not state the number of shares in PGG Wrightson Limited in respect of which you wish to accept the Offer, you will be deemed to have accepted the Offer in respect of all the shares in PGG Wrightson Limited held by you. Method of Payment Please tick the box below to confirm (a) If you wish to receive the cash by automatic transfer, OR (b) by cheque, please tick the following box tick the following box to authorise Agria (Singapore) Pte Ltd. to deposit the cash consideration into the New Zealand bank account that you have already provided details of to PGG Wrightson Limited for the purposes of making PGG Wrightson Limited dividend payments to you, and to authorise any disclosure by PGG Wrightson Limited of your bank account details for the purposes of payment of the cash consideration; OR ALTERNATIVELY please include details of your New Zealand bank account below: Bank/Financial Institution Branch Account Name Account number bank branch account number suffix reference no (if applicable) By signing this form the Transferor for the consideration stated above hereby: (a) accepts the Offer dated [21st January 2011] of Agria (Singapore) Pte Ltd. (Transferee), for the shares described above in PGG Wrightson Limited (PGW) held by the Transferor, subject to the conditions on which they are so held and transfers those shares to the Transferee; and
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(b)	as set out on the reverse of this form enters into an indemnity in favour of and for PGW and the Transferee, and appoints the Transferee the attorney of the Transferor, and the Transferee hereby agrees (as evidenced by its execution of a form of agreement to which this form and those of other transferors shall be appended together comprising an instrument of transfer) to take the (or some of the) shares subject to the terms and conditions of that Offer. This power of attorney is limited to the number of shares which will be taken up by Transferee after the scaling process, set out in clause 2.6 of the Offer document, has taken place.

FOR AN INDIVIDUAL / ATTORNEY	FOR A COMPANY / BODY CORPORATE

Signed by the Transferor(s)	Signed by the Transferor(s) by:

in the presence of:	Director / Duly Authorised Person in the presence of:

Name:	Name:
Occupation:	Occupation:
Address:	Address:
NOTES AND INSTRUCTIONS FOR COMPLETION
1 INTERPRETATION: In this form references to the Transferor in the singular shall include the plural.
2 TO ACCEPT THE OFFER: Sign this form where marked “Signed by the Transferor(s)” and have your signature witnessed. Any person (including your husband or wife) may witness your signature and must add his or her occupation and full address in the space provided.
Companies must sign in accordance with the Companies Act 1993.
3 METHOD OF PAYMENT: You should select a Method of Payment. If you do not, or the details that you provide are not sufficient to effect an electronic transfer to you, you will be paid by cheque or by Direct Credit to your existing nominated account held in Computershare’s registers.
4 JOINT HOLDERS: If the shares are registered in the names of joint holders, all must sign the form.
5 POWER OF ATTORNEY: If the form is signed under a power of attorney, the relevant power of attorney and a certificate of non-revocation must be submitted with the form for noting and return, and the certificate printed overleaf must be completed. Where such power of attorney has already been noted by PGW, then this fact must be stated under the signature of the attorney.
6 ON COMPLETION: Place the signed form in the enclosed reply paid envelope and post or fax to the Transferee on:
[Computershare Investor Services Limited
Re: [Agria (Singapore) Pte Ltd.]
Private Bag 92119
Auckland 1142
159 Hurstmere Road, Takapuna, North Shore City 0622
You can also fax this Acceptance Form to Computershare Investor Services Limited on +64 9 488 8787. If you do that, the original form should also be delivered or posted to the above address (although failure to do that will not invalidate your acceptance). Please mark the original form clearly “FAXED”.
as soon as possible, but in any event so as to be received not later than [5pm on 15 April 2011] (subject to the Offer).
7 PREVIOUS SALE: If you have sold all your shares, please pass this form together with the offer documents to your sharebroker or the purchasers of such shares. If you have sold part of your shareholding, record that fact on this form by amending the number of shares noted as being held by you on the face of this form.
IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCES, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES LIMITED ON +64 9 488 8777
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BY THE TRANSFEROR’S EXECUTION ON THE FACE OF THIS FORM, THE TRANSFEROR:
1	Hereby declares that:
• the Transferor is the holder of the shares described on the front of this Form;
• the Transferor has not mortgaged, pledged, transferred or otherwise dealt with the shares and no other person holds any interest in the shares and they are the property of the Transferor absolutely; and
• the Transferor will indemnify PGG Wrightson Limited (PGW) and the Transferee against any costs, loss or damages arising through or in consequence of the transfer of the shares being registered by PGW.
AND
2	Hereby enters into a Power of Attorney in favour of the Transferee as follows:

As from the time of the Offer being declared unconditional, I/we hereby irrevocably authorise and appoint the Transferee (with power of substitution by the Transferee in favour of such person/s as the Transferee may appoint to act on its behalf) as my/our attorney and agent to act for me/us and do all matters of any kind or nature whatsoever in respect of or pertaining to the shares referred to on the face of this form in PGW and all rights and benefits attaching to them as the Transferee may think proper and expedient and which I/we could lawfully do or cause to be done if personally acting, including the transfer of shares to any person or persons whatsoever, the appointment of a proxy or proxies for any meeting of the shareholders of PGW, attendance in person at, and voting at, such meeting, application to any court whatsoever and execution of all documents in my/our name/s which the Transferee may consider necessary for all or any of the foregoing purposes.
IF THIS FORM IS SIGNED UNDER POWER OF ATTORNEY, THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE:
CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I/WE,

(Insert name of Attorney(s) signing)

of

(Address and Occupation)
HEREBY CERTIFY:
1. THAT by a Power of Attorney dated the                     day of                                          the Transferor named and described on the face of this form (the Donor) appointed me his/her/its/their attorney on the terms and conditions set out in that Power of Attorney.
2. THAT I/we have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us.
3. THAT at the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Donor or otherwise.
Signed at                                         this                     day of

Signature of Attorney(s)
NOTE: Your signature does not require witnessing
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